FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Linville III, William E.	2. Issuer Name and Ticker or Trading Symbol Duke Realty Corporation (DRE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Executive Vice President - Midwest
(Last) (First) (Middle) 600 E. 96th Street, Suite 100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 3/21/03
(Street) Indianapolis,, IN 46240		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/21/03		M		18,960	A	$24.2500		D
Common Stock	3/21/03		M		5,522	A	$24.9800		D
Common Stock	3/21/03		F		22,693	D	$27.3900	88,889	D
Common Stock								12,270	I	By Spouse's Trust
Common Stock								238	I	By Spouse's IRA
Common Stock								4,208	I	By 401(K) Plan(1)
Common Stock								1,500	I	By Sons
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Employee Stock Options-Right to Buy(2)	$24.2500	3/21/03		M			18,960	1/28/99	1/28/08	Common Stock	18,960		4,739	D
Employee Stock Options-Right to Buy(3)	$23.0625							1/26/00	1/26/09	Common Stock	9,968		9,968	D
Employee Stock Options-Right to Buy(4)	$20.0000							1/25/01	1/25/10	Common Stock	17,241		17,241	D
Employee Stock Options-Right to Buy(5)	$24.9800	3/21/03		M			5,522	1/31/02	1/31/11	Common Stock	5,522		22,086	D
Employee Stock Options-Right to Buy(6)	$23.3500							1/30/03	1/30/12	Common Stock	27,074		27,074	D
Employee Stock Options-Right to Buy(7)	$25.4200							2/19/04	2/19/13	Common Stock	22,609		22,609	D
Phantom Stock Units(8)	1 for 1	(8)		A		175		(8)	None	Common Stock	175		5,330	D
Phantom Stock Units(9)	1 for 1	(9)		A		91		(9)	None	Common Stock	91		5,303	D

Explanation of Responses:

(1) Between February 19, 2003 and March 21, 2003, the Reporting Person acquired 257 shares of DRE's common stock under the DRE 401(K) plan.
(2) The Stock Options vested at 20% per year and were fully vested on 1/28/03.
(3) The Stock Options vest at 20% per year and will be fully vested on 1/26/04.
(4) The Stock Options vest at 20% per year and will be fully vested on 1/25/05.
(5) The Stock Options vest at 20% per year and will be fully vested on 1/31/06.
(6) The Stock Options vest at 20% per year and will be fully vested on 1/30/07.
(7) The Stock Options vest at 20% per year and will be fully vested on 2/19/08.
(8) Represents phantom stock units accrued through dividend reinvestment equivalents under the 2000 Performance Share Plan of Duke Realty Corporation. The units are to be settled in cash upon the Reporting Person's termination of employment.
(9) Represents phantom stock units from dividend reinvestment equivalents accrued under the Executive Deferred Compensation Plan of Duke Realty Services Limited Partnership. The units are to be settled in cash upon the Reporting Person's termination of employment.

By: /s/ James R. Windmiller William E. Linville, III by James R. Windmiller per POA prev. filed **Signature of Reporting Person	March 24, 2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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